Exhibit 12
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

	2008
(Millions)	6 months	2007	2006	2005	2004	2003
EARNINGS
Earnings on common stock	$51.4	$110.2	$99.0	$81.4	$104.8	$78.9
Federal and state income taxes	28.8	66.8	58.3	44.1	51.3	45.7

Net pretax income	80.2	177.0	157.3	125.5	156.1	124.6
(Income) from less than 50% equity investees	(4.7)	(9.3)	(9.4)	(7.5)	(8.4)	(6.0)
Distributed earnings of less than 50% equity investees	3.7	6.8	6.2	5.5	5.9	4.3

Fixed charges	26.3	50.2	47.2	42.7	40.4	38.8

Subtract preference dividend requirement	2.5	4.9	4.9	4.7	4.6	4.8

Total earnings as defined	$103.0	$219.8	$196.4	$161.5	$189.4	$156.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$21.1	$36.0	$29.4	$29.8	$29.9	$27.8
Other interest	2.1	7.8	11.2	6.5	4.5	4.9
Interest factor applicable to rentals	0.6	1.5	1.7	1.7	1.4	1.3

Fixed charges before preferred dividend requirement	$23.8	$45.3	$42.3	$38.0	$35.8	$34.0

Ratio of earnings to fixed charges	4.3	4.9	4.6	4.3	5.3	4.6

Preferred dividends (grossed up) (see below)	$2.5	$4.9	$4.9	$4.7	$4.6	$4.8

Total fixed charges including preferred dividend	$26.3	$50.2	$47.2	$42.7	$40.4	$38.8

Ratio of earnings to fixed charges and preferred dividends	3.9	4.4	4.2	3.8	4.7	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$1.6	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	35.4%	37.3%	36.6%	34.5%	32.4%	35.6%

Preferred dividends (grossed up)	$2.5	$4.9	$4.9	$4.7	$4.6	$4.8